AEM SPA





SEC MAIL
RECEIVED
PROCESSING
MAR 08 2006
WASH., D.C.
190
SECTION

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/068/2006/MAN/cg





06011543

BY COURI

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

March 3, 2006

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
MAR 10 2006
THOMSON
FINANCIAL

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it

Cod. 5968117 - 3.2005


AEM SPA


DELMI SPA
Società del Gruppo AEM

PRESS RELEASE

Milan, March 3, 2006 - AEM S.p.A. and Delmi S.p.A. announce that, as a result of sales that were carried out in recent weeks, as of today, approximately 11.4% of the shares of common stock of Edison S.p.A. are held by the market. The free-float of Edison's shares of common stock, which was reduced on November 4, 2005, as a result of the completion of a tender offer by Transalpina di Energia S.r.l., has thus been timely restored above the minimum level required by law.

For more information:
Investor Relations
Tel. 027720.3879
ir@aem.it
www.aem.it